02052400

1-14932

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

RECD S.E.C.
AUG 2 8 2002
1086

FORM 6-K

Report of Foreign Private Issuer

RE
8/28/02

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For August 28, 2002

Companhia Siderúrgica Nacional
Rua Lauro Müller, 116 - 36° andar
Rio de Janeiro, RJ - Brazil

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PROCESSED
AUG 2 9 2002
P THOMSON FINANCIAL

DC_LAN01:157206.1

CR

Page 1 of 4 pages.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This Report contains an English translation of a notice rescheduling from August 29 to September 26, 2002 the meeting of CSN shareholders to vote on, among other things, the Metalic acquisition.

CSN

NOTICE OF CALL

SPECIAL MEETING

The Shareholders of COMPANHIA SIDERÚRGICA NACIONAL are hereby informed that the Special Meeting originally scheduled for August 29, 2002, is being called again for September 26, 2002. Therefore, the Shareholders are hereby called to meet in Special Meeting on September 26, 2002, at 10:00 a.m. at the corporate headquarters located at Rua Lauro Müller, 116 – 36th floor in order to deliberate on the following Agenda:

(i) Approval of the proposal of acquisition of the total shares issued by Cia. Metalic Nordeste and said company appraisal report prepared by PricewaterhouseCoopers Auditores Independentes; and

(ii) In view of the resignation of the member of the Board of Directors at the time, Mr. Paulo Guilherme Aguiar Cunha, the election of the members of the Company Board of Directors.

In compliance with provision of CVM Instruction Number 165 of December 12, 1991, as amended by CVM Instruction Number 282 of June 26, 1998, a minimum of five percent (5%) of the Company voting capital is necessary for the requirement of adoption of multiple voting.

The Shareholders, whose shares are under custody, are hereby requested to present the relevant documents provided for in Item IV of Article 126 of Law Number 6.404/76 as well as those who will be represented by an Attorney should observe the provision in Paragraph One of same Article.

Rio de Janeiro, August 27, 2002.

Benjamin Steinbruch
Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned , thereunto duly authorized.

Companhia Siderúrgica Nacional

By: ______________________
Name: Otávio de Garcia Lazcano
Title: Principal Financial Officer

Dated: August 28, 2002